UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-39885

VERSUS SYSTEMS INC.
(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On October 14, 2021, Versus Systems Inc. issued a press release titled: "Versus Systems to Power Fan Engagement for Multiple NHL Teams as 2021-2022 Hockey Season Starts." A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated October 14, 2021 titled: Versus Systems to Power Fan Engagement for Multiple NHL Teams as 2021-2022 Hockey Season Starts."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSUS SYSTEMS INC.

Date: October 14, 2021	By:	/s/ Matthew Pierce
Matthew Pierce
Chief Executive Officer

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